Exhibit 99.1

Thomson Reuters Announces US$350 Million Note Offering

NEW YORK, September 28, 2011 – Thomson Reuters (TSX/NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the offering of US$350 million of 3.95% notes due 2021. The offering is expected to close on October 5, 2011, subject to customary closing conditions. Thomson Reuters plans to use the net proceeds of this offering to repay borrowings under its commercial paper program that were used to finance the repayment of its C$600 million principal amount of 5.25% notes upon their maturity in July 2011.

Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and RBS Securities Inc. are the joint book-running managers for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. A shelf registration statement for the offering was previously declared effective by the U.S. Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base prospectus, a copy of which may be obtained, when available, from Barclays Capital Inc. (phone: +1 888.603.5847; c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717); Deutsche Bank Securities Inc. (phone: +1 800.503.4611; Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311); J.P. Morgan Securities LLC (phone: +1 212.834.4533; 383 Madison Avenue, New York, NY 10179) or RBS Securities Inc. (phone: +1 866.884.2071; 600 Washington Boulevard, Stamford, CT 06901).

The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

Thomson Reuters Announces US$350 Million Note Offering

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering. There can be no assurance that the offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA	INVESTORS
David Girardin	Frank J. Golden
Corporate Affairs Manager	Senior Vice President, Investor Relations
+1 646 223 4870	+1 646 223 5288
david.girardin@thomsonreuters.com	frank.golden@thomsonreuters.com